Exhibit 99.1
SouFun Announces the Signing of an Agreement to
Acquire Former AIG Training Center
BEIJING, China, December 23, 2010 — SouFun Holdings Limited (NYSE: SFUN, “SouFun”), the leading real estate and home furnishing Internet portal in China, today announced that it has entered into an agreement to acquire former Training Center of American International Group, Inc. (“AIG”) including mainly the building at 72 Wall Street, New York, which has a space around 250,000 square feet. SouFun will pay about US$46 million and the acquisition is expected to complete in the first half of 2011 subject to certain conditions.
SouFun plans to use the former AIG Training Center as its own global training center to train its expanding management, staff and clients, in conjunction with selected universities and colleges in the United States. As Chinese economy continues to expand, developing capable Chinese management talent is a strategic priority for the company to ensure its continued competitive advantage and market leadership.
“SouFun’s history of strong growth stems from its management staff of all levels and its strong relationship with a comprehensive client base,” said Vincent Mo, SouFun’s Executive Chairman. “We believe that providing training to our management staff and our clients will bring us long term return. Located at the center of the world economy, the Manhattan training facilities we are acquiring, together with future available high quality lecturers, will provide an attractive and unique value proposition to our management staff and clients. It will become an important part of SouFun’s internal training program called SouFun Management School which has trained most of SouFun’s managers and executives and has played a critical role in the past. Training our management staff and clients will continue to be one of SouFun’s main operational focuses into the future.”
About SouFun
SouFun operates the leading real estate Internet portal and home furnishing and improvement website in China in terms of the number of page views and visitors to its website in 2009. SouFun obtained advertisements from 60% of online real estate advertisers among real estate information services websites in China in 2009. SouFun has built a large and active community of users who are attracted by the comprehensive real estate and home furnishing and improvement content available on its portal that forms the foundation of its service offerings. SouFun currently maintains 65 offices to focus on local market needs and its website and database contains real estate-related content coverage of 106 cities in China. For more information about SouFun, please visit http://ir.soufun.com.
Safe Harbor Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.
These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the fiscal year of 2010 and comments by management in this release and SouFun’s strategic and operational plans and future market positions. SouFun may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SouFun’s limited operating history, the current global financial and credit markets crisis and its potential impact on the Chinese economy, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could recur in the future, the uncertain regulatory landscape in China, fluctuations in SouFun’s quarterly operating results, its reliance on online advertising sales and listing services for its revenues, any failure to successfully develop and expand its content, service offerings and features, and the technologies that support them, and any failure to successfully integrate acquired businesses.
Further information regarding these and other risks and uncertainties is included in SouFun’s prospectus dated September 16, 2010 and its other filings with the U.S. Securities and Exchange Commission. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.
For investor and media inquiries, please contact:
Jill Jiao
Investor Relations Director
SouFun Holdings Limited
Tel: +86 (10) 5930 6668
E-mail: ir@soufun.com
Address: 8/F Xihuan Plaza, 1 Xizhimenwai Avenue, Xicheng District, Beijing 100044, China